EXHIBIT 99.1

Equinor ASA: Changes in Board of Directors

Equinor ASA (OSE:EQNR, NYSE:EQNR) announces that Tone H. Bachke will leave her position on the Board of Directors and prioritize her executive responsibilities as EVP and CFO in SHV Holding N.V., a global company headquartered in the Netherlands. The change takes effect 31 October 2025.

Contact:

  Nils Morten Huseby, chair of the nomination committee
  Enquiries through Equinor Corporate Press Office, Sissel Rinde,
  +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act